FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number: 0-13368

FIRST MID-ILLINOIS BANCSHARES, INC.
PROFIT SHARING PLAN AND TRUST
(Full Title of Plan)

FIRST MID-ILLINOIS BANCSHARES, INC.
1515 Charleston Avenue
P.O. Box 499
Mattoon, Illinois 61938
(Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of the Principal Executive Office)

First Mid-Illinois Bancshares, Inc.

Profit Sharing Plan & Trust

EIN 37-0404035 PN 002

Accountants’ Report and Financial Statements

December 31, 2009 and 2008

First Mid-Illinois Bancshares, Inc.

Profit Sharing Plan & Trust

December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

401(k) Oversight Committee
First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan & Trust
Mattoon, Illinois

We have audited the accompanying statements of net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan & Trust as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan & Trust as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Decatur, Illinois
June 25, 2010

Federal Employer Identification Number:  44-0160260

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets

Investments, At Fair Value	$25,983,322	$24,392,927

Receivables
Due from broker for securities sold	324,527	-
Interest and dividends	74,840	81,279
	399,367	81,279

Total assets	26,382,689	24,474,206

Liability

Due to broker for securities purchased	324,527	-

Net Assets Available for Benefits	$26,058,162	$24,474,206

See Notes to Financial Statements

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Statements of Changes in Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Investment Income
Net appreciation (depreciation) in fair value of investments	$2,031,317	$(8,531,097)
Interest and dividends	589,414	1,331,397
	2,620,731	(7,199,700)

Contributions
Employer	786,850	763,509
Participants	909,965	971,057
Rollovers	24,034	88,871

	1,720,849	1,823,437

Total additions	4,343,580	(5,376,263)

Deductions
Benefits paid to participants	2,757,625	926,607

Net Increase (Decrease)	1,583,956	(6,302,870)

Net Assets Available for Benefits, Beginning of Year	24,474,206	30,777,076

Net Assets Available for Benefits, End of Year	$26,058,162	$24,474,206

See Notes to Financial Statements

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2009 and 2008

Note 1:	Description of the Plan

The following description of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by First Mid-Illinois Bancshares, Inc. (Company) covering all full-time employees who have at least one-half year of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 100% of eligible compensation.  Employee rollover contributions are also permitted.  The Company makes matching contributions calculated as a percentage of the before tax contribution made on behalf of each contributing participant.  The Company determines this percentage each year.  For December 31, 2009 and 2008, the matching contributions were 50% of employees’ salary deferral amounts up to 4% of employees’ eligible compensation.  The Company may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution.  For the years ended December 31, 2009 and 2008, the profit sharing contribution was 4% of eligible compensation.  Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various funds.  Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.  The annual profit sharing contribution is maintained in a non-participant directed investment until this contribution is allocated by the Plan to the eligible participant accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings.  The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2009 and 2008

Vesting

Participants are immediately vested in their voluntary contributions and the Company’s matching contributions plus earnings thereon.  Vesting in the Company’s profit sharing contribution portion of their accounts plus earnings thereon is based on years of vesting service, defined as a minimum of 500 hours of service.  A participant is fully vested after 6 years of vesting service.  The nonvested balance is forfeited upon payment of benefits.  Forfeitures are allocated among active participants based upon eligible compensation.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his account.

Forfeited Accounts

At December 31, 2009 and 2008, forfeited nonvested accounts totaled $7,349 and $17,580, respectively.  These accounts are reallocated to participants in the same manner as employer contributions.

Participant Loans

The Plan document includes provisions authorizing loans from the Plan to active eligible participants.  Loans are made to any eligible participant demonstrating a qualifying need.  The minimum amount of a loan shall be $1,000.  The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 40% of the participant’s vested account balance.  All loans are covered by demand notes and are repayable over a period not to exceed five years, except for loans for the purchase of a principal residence, through payroll withholdings unless the participant is paying the loan in full.  Interest on the loans is charged at prime rate at loan inception.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their accounts.

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2009 and 2008

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Common stock is valued at the closing price reported on the active market on which the individual security is traded.  Mutual funds and the money market funds are valued at the net asset value (NAV) of shares held by the plan at year end.  Participant loans and certificates of deposits are valued at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on a settlement-date basis.  Interest and dividend income is recorded on the accrual basis.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Plan Tax Status

The Plan operates under a nonstandardized adoption agreement in connection with a prototype retirement plan sponsored by First Mid-Illinois Bank & Trust.  This prototype plan document has been filed with the appropriate agency and a determination letter was obtained on March 31, 2008.  The Plan has not obtained or requested a determination letter.  However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  The Plan is no longer subject to U.S. federal tax examinations by tax authorities for years before 2006.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2009 and 2008

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

Note 3:	Investments

The Plan’s investments are held by a bank-administered trust fund.  The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	2009
	Net Depreciation in Fair Value During Year	Fair Value at End of Year

Mutual funds	$3,496,794	$15,956,038
Common stock	(1,465,477)	5,368,827
Money market funds	-	107,987
Certificates of deposit	-	4,182,374
Participant loans	-	368,096

	$2,031,317	$25,983,322

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2009 and 2008

	2008
	Net Depreciation in Fair Value During Year	Fair Value at End of Year

Mutual funds	$(7,267,384)	$10,855,571
Common stock	(1,263,713)	7,153,611
Money market fund	-	18,143
Certificates of deposit	-	5,930,221
Participant loans	-	435,381

	$(8,531,097)	$24,392,927

The fair value of individual investments that represented 5% or more of the Plan’s net assets in either year available for benefits were as follows:

	2009	2008

Federated Max Capital Index Fund	$1,447,271	$1,515,982
Vanguard Growth Index Signal Fund	1,773,852	1,743,003
Dodge & Cox Balanced Fund	1,583,225	1,528,563
Oakmark Global I Fund	2,302,961	1,962,406
T. Rowe Price Mid-Cap Value Fund	2,512,167	1,041,733
First Mid-Illinois Bancshares, Inc. common stock	5,368,827	7,153,610
First Mid-Illinois Bank & Trust certificate of deposit	3,637,750	5,388,065

Interest and dividends realized on the Plan’s investments for the years ended 2009 and 2008 were $589,414 and $1,331,397, respectively.

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2009 and 2008

Note 4:	Nonparticipant-Directed Investments

Information about the net assets and the components of the changes in net assets relating to the nonparticipant-directed investments, is as follows:

	2009	2008
Net Assets:
Certificate of deposit	$544,624	$542,156
Interest receivable	1,248	1,921

Net assets	$545,872	$544,077

Changes in net assets:
Contributions	$536,175	$530,080
Interest income	9,697	13,997
Transfers to participant-directed investments	(544,077)	(513,958)

Total additions	$1,795	$30,119

Note 5:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.

The Plan’s investments are held in a trust account administered by First Mid-Illinois Bank & Trust, a wholly owned subsidiary of the Company.  Active participants can purchase the common stock of the Company.  At December 31, 2009 and 2008, participants held 306,790 and 322,235 shares, respectively.

The Plan also holds certificates of deposit with First Mid-Illinois Bank & Trust, totaling $4,182,375 and $5,930,221 at December 31, 2009 and 2008, respectively.

The Plan incurs expenses related to general administration and record keeping.  The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2009 and 2008

Note 6:	Plan Amendments

Effective January 1, 2009, the Plan document was amended to reflect regulatory changes under the Pension Protection Act of 2006 (“PPA”) and the  Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRAA”).  The restatement of the Plan document was required for compliance purposes and to preserve the Plan’s tax-qualified status.

Note 7:	Fair Value of Plan Assets

ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Topic 820 also specifies a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include common stock of the Company, money market and mutual funds.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  There were no Level 2 securities.  In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include participant loans and certificates of deposit.

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2009 and 2008

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2009 and 2008:

		2009 Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Stock	$5,368,827	$5,368,827	$-	$-
Mutual funds:
Equity funds	11,314,384	11,314,384	-	-
Balanced investment funds	2,390,112	2,390,112	-	-
Fixed-income funds	1,705,489	1,705,489	-	-
International funds	546,053	546,053	-	-
Participant loans	368,096	-	-	368,096
Money market funds	107,987	107,987	-	-
Certificates of deposit	4,182,374	-	-	4,182,374
	$25,983,322	$21,432,852	$-	$4,550,470

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2009 and 2008

		2008 Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Stock	$7,153,611	$7,153,611	$-	$-
Mutual funds:
Equity funds	7,976,536	7,976,536	-	-
Balanced investment funds	2,010,043	2,010,043	-	-
Fixed-income funds	678,557	678,557	-	-
International funds	190,435	190,435	-	-
Participant loans	435,381	-	-	435,381
Money market funds	18,143	18,143	-	-
Certificates of deposit	5,930,221	-	-	5,930,221
	$24,392,927	$18,027,325	$-	$6,365,602

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:

	Participant Loans	Certificates of Deposit

Balance, January 1, 2008	$448,837	$2,527,763
Total interest income included in net increase in net assets available for benefits	136,227	150,101
Purchases, issuances and settlements	(149,683)	3,252,357
Balance, December 31, 2008	$435,381	$5,930,221
Total interest income included in net increase in net assets available for benefits	28,586	141 494
Purchases, issuances and settlements	(95,871)	(1,889,341)
Balance, December 31, 2008	$368,096	4,182,374

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2009 and 2008

Note 8:	Reconciliation of Financial Statements to Form 5500

Differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service prepared on the cash basis and the accompanying financial statements prepared on the accrual basis of accounting are attributable to adjustments made to conform to the accrual method of accounting for due from broker for securities sold and due to broker for securities purchased.

Note 9:	Current Economic Conditions

The current protracted economic decline continues to present employee benefit plans with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of investments.  The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Supplemental Schedule

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
EIN 37-0404035 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

Identity of Issuer	Description of Investment	Current

Certificates of Deposit
First Mid-Illinois Bank & Trust*	1.490% due 12/31/10	$544,624
First Mid-Illinois Bank & Trust*	1.490% due 12/31/10	3,637,750
		4,182,374

Common Stock
First Mid-Illinois Bancshares, Inc.*	306,790 Shares	5,368,827

Mutual Funds
American Century Equity Income	52,692 Shares	345,659
American Funds EuroPacific Growth Fund	3,734 Shares	140,855
American Funds Capital World Bond F-2	5,201 Shares	104,229
American Funds Capital World Growth and Income	14,069 Shares	479,343
Dodge & Cox Balanced Fund	24,726 Shares	1,583,225
Federated Max Capital Index Fund	120,606 Shares	1,447,271
Federated Total Return Bond Fund	70,954 Shares	771,272
Fidelity Low Priced Stock Fund	9,905 Shares	316,365
Keely Small Cap Value Fund – C	8,330 Shares	165,096
Legg Mason ClearBridge Appreciation Fund	31,241 Shares	383,955
Oakmark Global I Fund	118,101 Shares	2,302,961
Perkins Mid Cap Value	12,665 Shares	250,759
PIMCO Total Return D	37,085 Shares	400,517
Principal High Yield	19,800 Shares	153,447
Principal Real Estate Securities	4,542 Shares	59,684
Royce Low-Priced Stock Fund	35,667 Shares	502,198
RS Emerging Markets Fund	13,018 Shares	300,969
RS Global Natural Resources A	1,996 Shares	59,763
T. Rowe Price Mid-Cap Value Fund	121,243 Shares	2,512,167
T. Rowe Price Retirement 2010 Fund	6,651 Shares	92,449
T. Rowe Price Retirement 2020 Fund	8,603 Shares	125,004
T. Rowe Price Retirement 2030 Fund	20,027 Shares	301,208
T. Rowe Price Retirement 2040 Fund	10,503 Shares	158,275
T. Rowe Price Retirement 2050 Fund	15,361 Shares	129,950
The Growth Fund of America, Inc.	13,921 Shares	380,051
Vanguard GNMA Fund	35,738 Shares	380,252
Vanguard Growth Index Signal Fund	70,113 Shares	1,773,852
Vanguard Windsor II - Admiral	7,978 Shares	335,262
		15,956,038

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
EIN 37-0404035 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
(Continued)
December 31, 2009

Identity of Issuer	Description of Investment	Current

Money Market
Federated Prime Obligation Funds #10	8,839 Units	$8,839
Federated Prime Obligation Funds #396	38,089 Units	38,089
NTHN Institutional Funds Government Select	61,059 Units	61,059
		107,987

Participant Loans	3.25% to 8.50%	368,096

		$25,983,322

* Represents a party-in-interest to the Plan

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Mid-Illinois Bancshares, Inc.
401 (k) Profit Sharing Plan

Date: June 25, 2010

/s/ William S. Rowland

William S. Rowland
President and Chief Executive Officer

Exhibit Index to Annual Report on Form 11-K

Exhibit Number	Description and Filing or Incorporation Reference

23	Consent of BKD, LLP